Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 15, 2026

Relating to Preliminary Prospectus dated July 6, 2026

Registration No. 333-296826

Csquare, Inc.

This free writing prospectus relates to the initial public offering of shares of common stock of Csquare, Inc. (“we,” “us” or “our”) and should be read together with the preliminary prospectus dated July 6, 2026 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-296826) relating to the offering of such securities. Amendment No. 2 may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/2105398/000110465926080556/tm264837-13_s1a.htm.

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Common stock offered by us	50,000,000 shares
Underwriters’ option to purchase additional shares	57,500,000 shares
Initial public offering price per share	$21.00 per share
Common stock to be outstanding after giving effect to the offering	155,020,702 shares (or 162,520,702 shares if the underwriters exercise their option to purchase additional shares in full). The number of shares of common stock to be outstanding after giving effect to the offering does not reflect 13,381,510 shares of common stock reserved for future grant under our Omnibus Incentive Plan, including up to 4,114,282 unvested shares of common stock and 1,741,730 RSUs that we expect to grant to certain of our employees, including our executive officers, in connection with this offering, other than 1,133,329 shares of vested common stock that we expect to grant to our employees, including our executive officers, in connection with the offering.
Use of proceeds	We currently expect to use $921.0 million of the net proceeds from this offering to repay in full all outstanding borrowings under our Revolving Credit Facility, the Promissory Note and our Series 2024-1 Variable Funding Notes and any remaining net proceeds from this offering to repay outstanding Series 2020-2 Class A-2 notes, to pay fees and expenses in connection with the offering and for general corporate purposes described in the Preliminary Prospectus.

Certain entities managed or controlled by Brookfield Wealth Solutions Ltd. have agreed to purchase 3,000,000 shares of common stock in the offering.  Following completion of the offering, certain entities managed or controlled by Brookfield Corporation or its affiliates and Brookfield Wealth Solutions Ltd. or its affiliates will beneficially own approximately 69.0% of our outstanding shares of common stock (or approximately 65.8% if the underwriters exercise their option to purchase additional shares in full). Collectively, certain entities managed or controlled by Brookfield Wealth Solutions Ltd., together with other investors introduced to the underwriters by Brookfield, have agreed to buy $250 million of shares of common stock in the offering at the initial public offering price (without payment by us of any underwriting discount).

Csquare, Inc. has filed a registration statement (including the Preliminary Prospectus) on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by email at TDManualrequest@broadridge.com.